UNITED STATES


SECURITIES AND EXCHANGE COMMISSION


Washington, D.C. 20549





SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)



ClearBridge MLP & Midstream Total Return Fund Inc.
(Name of Issuer)

Mandatory Redeemable Preferred Shares
(Title of Class of Securities)

18469Q2@6
(CUSIP Number)

Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, MA 01111
Attn: Philip Wellman
(800) 767-1000
Barings LLC
300 South Tryon St., Suite 2500
Charlotte, NC 28202
Attn:  Ashlee Steinnerd
(704) 805-7200

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 16, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report* the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ??240.13d-1(e), * 240.13d
-1(f) or 240.13d-1(g), check the
following box.
*The remainder of this cover page shall be filled out for a reporting persons* initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing in* formation which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deem* ed to be filed for the purpose of section 18 of the Securities Exchange Act of 1934 (the Act) or otherwise subjec* t to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see t* he Notes).





CUSIP No. 18469Q2@6


1.
Names of Reporting Persons
Massachusetts Mutual Life Insurance Company


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)



3.
SEC Use Only


4.
Source of Funds (See Instructions)
WC


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or* 2(e)


6.
Citizenship or Place of Organization
Massachusetts

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7.
Sole Voting Power
 0



8.
Shared Voting Power
43 (1)



9.
Sole Dispositive Power
  0



10.
Shared Dispositive Power
43 (1)


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
43 (1)


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruct* ions)


13.
Percent of Class Represented by Amount in Row (11)
22.05% (2)


14.
Type of Reporting Person (See Instructions)
IC

(1)	Massachusetts Mutual Life Insurance Company ("MassMutual"), a *
Massachusetts corporation, is the beneficial owner of 43
shares of the Issuers Series D Mandatory Redeemable Preferred Shares (MRPS),* each with a liquidation value of
$100,000/share, which are held in one or more advisory accounts. Barings LLC* (Barings), a Delaware limited liability company and wholly-owned indirect subsidiary of MassMutual, acts as investment* adviser to these advisory accounts, and as such may also be deemed to be the beneficial owner of the 43 shares of Series D* MRPS.
(2)	The referenced securities are fixed rate preferred equity securities*
which the Reporting Persons (as defined below) are informed, represent, in the aggregate, 22.05% of the Issuers outstanding MRPS* based on voting power. Based on the Issuers Certified Shareholder Report for* the fiscal year ended November 30, 2022, as filed with the Securities and Ex* change Commission (the ?SEC?) on February 1, 2023, the Issuer had 366,752 * shares of MRPS outstanding with an aggregate liquidation value of $19,500,010, comprised of (1) 85 Series D MRPS with an * aggregate liquidation value of $8,500,000 and
(2) 366,667 Series E MRPS with an aggregate liquidation value of $11,000,010.

The holders of Series D MRPS and Series E MRPS are entitled to one vote for* every $30.00 of liquidation preference held, with no cumulative voting rights. Holders of MRPS vote together with the* holders of the Issuers common stock as a single class, except on matters affecting only the holders of MRPS or the holders of*
 the Issuers common stock.




CUSIP No. 18469Q2@6


1.
Names of Reporting Persons
Barings LLC


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)



(b)



3.
SEC Use Only


4.
Source of Funds (See Instructions)
AF


5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)* or 2(e)


6.
Citizenship or Place of Organization
Delaware

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
7.
Sole Voting Power
0



8.
Shared Voting Power
43 (1)



9.
Sole Dispositive Power
  0



10.
Shared Dispositive Power
43 (1)


11.
Aggregate Amount Beneficially Owned by Each Reporting Person
43 (1)


12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruct* ions)


13.
Percent of Class Represented by Amount in Row (11)
22.05% (2)


14.
Type of Reporting Person (See Instructions)
IA
(1)	Barings, in its capacity as investment adviser, may be deemed to be the*
beneficial owner of 43 shares of Series D MRPS,
which are held in certain advisory accounts owned (directly or indirectly) or* controlled by MassMutual.
(2)	The referenced securities are fixed rate preferred equity securities *
which the Reporting Persons are informed, represent, in the aggregate, 22.05% of the Issuers outstanding MRPS based on voting power. *
Based on the Issuers Certified Shareholder
Report for the fiscal year ended November 30, 2022, as filed with the SEC* on February 1, 2023, the Issuer had 366,752 shares of MRPS outstanding with an aggregate liquidation value of *
$19,500,010, comprised of (1) 85 Series D MRPS with an aggregate liquidation value of $8,500,000 and (2) 366,667 *
Series E MRPS with an aggregate liquidation value of $11,000,010.
The holders of Series D MRPS and Series E MRPS are entitled to one vote* for every $30.00 of liquidation preference held, with no cumulative voting rights. Holders of MRPS vote together with the* holders of the Issuers common stock as a single* class, except on matters affecting only the holders of MRPS or the* holders of the Issuers common stock.
This Amendment No. 1 (Amendment No. 1) amends the statement on *
Schedule 13D originally filed by MassMutual and Barings
(each individually a Reporting Person and collectively,* the Reporting Persons) on April 6, 2015 (as amended from time to time,* the Schedule 13D), and relates to the Issuers MRPS. Except as specifi* cally provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.*
Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned* to such term in the Schedule 13D.

Item 1.	Security and Issuer.

This statement relates to the MRPS of ClearBridge MLP & Midstream Total*
Return Fund Inc. (the Issuer). The Issuers principal offices are located at 620 Eighth Avenue, 47th Floor, New York, New York 10018.



Item 2.	Identity and Background

Item 2 of the Schedule 13D is replaced in its entirety with the following:
This statement is filed by MassMutual and Barings, each a Reporting Person* and together, the Reporting Persons.
The principal business of Barings is that of an entrepreneurial capital* management firm focused on creating innovative investment strategies and solutions for sophisticated investors. Barings is a *
Delaware limited liability company. The business address of each of Barings officers is c/o Barings LLC, 300 South Tryon Street, Suite 2500, * Charlotte, North Carolina 28202.The officers and directors of Barings, who are all citizens of the United States, unless stated*
 otherwise, are as follows:
Officers
Michael D. Freno, Chief Executive Officer and Chairman of the Board of Directors Eric Lloyd, President
Patrick L. Hoefling, Chief Financial Officer
Sheldon M. Francis, Chief Administrative Officer
Christopher A. DeFrancis, Chief Compliance Officer
Jill E. Dinerman, Chief Legal Officer
Chris Cary, Treasurer
Rhian Williams, Secretary (UK citizen)
Andrew Gould, Assistant Secretary
Jane LaVenture, Assistant Secretary

Director
Present Principal Occupation
Or Employment
Business Address
Michael D. Freno
Chief Executive Officer, Chairman and
Managing Director of Barings
300 S. Tryon Street, Suite 2500
Charlotte, NC 28202
Roger W. Crandall
President, Executive Officer and Chairman of
MassMutual
1295 State Street
Springfield, MA 01111
Elizabeth W. Chicares
Chief Financial Officer of MassMutual
1295 State Street
Springfield, MA 01111
Eric Partlan
Chief Investment Officer of MassMutual
1295 State Street
Springfield, MA 01111

Geoffrey J. Craddock
Chief Risk Officer of MassMutual
1295 State Street
Springfield, MA 01111

Michael O?Connor
General Counsel of MassMutual
1295 State Street
Springfield, MA 01111

Susan M. Cicco
Head of Human Resources of MassMutual
1295 State Street
Springfield, MA 01111

Sears A. Merritt
Head of Technology of MassMutual
1295 State Street
Springfield, MA 01111
The principal business of MassMutual is that of a diversified financial*
 services organization providing financial products and services that include mutual funds, money management, trust services, retirement* planning products, life insurance, annuities, disability income insurance, and long-term care insurance. MassMutual is a Massa* chusetts corporation. The business address of each of MassMutuals officers and directors, unless otherwise indicated below, is*
 c/o Massachusetts Mutual Life Insurance Company, 1295
State Street, Springfield, Massachusetts 01111. The officers and dire* ctors of MassMutual, who are all citizens of the United States, unless stated otherwise, are as follows:
Officers
Roger W. Crandall, Chairman, President and Chief Executive Officer
Susan M. Cicco, Head of Human Resources and Employee Experience
Eric Partlan, Chief Investment Officer
Michael Fanning, Head of MassMutual U.S.
John Rugel, Head of Operations
Geoffrey J. Craddock, Chief Risk Officer
Michael O?Connor, General Counsel
Sears Merritt, Head of Technology and Experience
Elizabeth Ward, Chief Financial Officer

Director
Present Principal Occupation
Or Employment
Business Address



Roger W. Crandall
Chairman, President and Chief Executive
Officer of MassMutual
1295 State Street
Springfield, MA 01111



H. Todd Stitzer (US and UK dual
citizen)
Member, Advisory Board of Hamlin Capital
Management LLC
640 Fifth Avenue, 6th Floor
New York, NY 10019



Mark T. Bertolini
Chief Executive Officer
of Oscar Health, Inc.
P.O. Box 20917
700 Columbus Avenue
New York, NY 10025



Kathleen A. Corbet
Founder and Principal of Cross Ridge Capital,
LLC
49 Cross Ridge Road
New Canaan, CT 06840



James H. DeGraffenreidt, Jr.
Retired Chairman and Chief Executive Officer
of WGL Holdings, Inc.
-



Isabella D. Goren
Former Chief Executive Officer of American
Airlines, Inc. and AMR Corporation
-



Bernard Harris, Jr., M.D., MBA,
FACP
Chief Executive Officer and Managing Director of Versalius Ventures, Inc.
P.O. Box 130648
Houston, TX 77019



Michelle K. Lee
Founder and Chief Executive Officer of
Obsidian Strategies, Inc.
14435 C Big Basin Way, #117
Saratoga, CA 95070



Jeffrey M. Leiden, M.D., Ph.D.
Executive Chairman, Former President and
Chief Executive Officer of Vertex
Pharmaceuticals Incorporated
50 Northern Avenue
Boston, MA 02210



Laura J. Sen
Former Non-Executive Chairman, Chief
Executive Officer and President of BJ?s
Wholesale Club, Inc.
-



William T. Spitz
Principal and Co-Founder of Diversified Trust
Company
3102 West End Avenue, Suite 600
Nashville, TN 37203

During the five years prior to the date of this Amendment No. 1, none*
 of the Reporting Persons (nor to the knowledge of the Reporting Persons, any of the individuals named above) (i) have been convicted*
 in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a*
 judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree*
 or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws*
 or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is replaced in its entirety with the*
 following:
The Information set forth or incorporated by reference in Items*
 4, 5, and 6 of this Amendment No. 1 is incorporated by reference into this Item 3.
On March 26, 2015, MassMutual, through one or more advisory accounts*
 for which Barings serves as investment adviser, acquired
240 Series C MRPS in the ordinary course of business using*
 funds that came directly or indirectly from the working capital of
MassMutual.
Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is replaced in its entirety* with the following:

The information set forth or incorporated by reference in Items*
 5 and 6 of this Amendment No. 1 is incorporated by reference into this
Item 4.

All of the MRPS reported herein were acquired for investment*
 purposes. The Reporting Persons may make additional purchases of the Issuer?s securities in private transactions or otherwise depending on * the Issuer?s business, prospects and financial condition, the market for the Issuer?s securities, general economic conditions,*
 money and stock market conditions and other future developments.

The Reporting Persons do not at the present time have any plans*
 or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, Barings,*
 as investment adviser to MassMutual, may in the normal course of its business acquire or dispose of securities of the Issuer.*
  The Reporting Persons retain the right to modify plans with* respect to the transactions described in this Schedule 13D, to vote,*
 acquire or dispose of securities of the Issuer and to * formulate plans and proposals which could result in the occurrence of any such events, * subject to applicable laws and regulations.

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is replaced in its entirety with*
 the following:
(a) As of July 25, 2023 each Reporting Person may each be deemed*
 to have beneficially owned in the aggregate the 43 shares of
Series D MRPS, each with a liquidation value of $100,000/share,*
 referenced herein. The referenced securities are fixed rate preferred equity securities which the Reporting Persons are informed, represent,*
 in the aggregate, 22.05% of the Issuers outstanding MRPS
based on voting power. Based on the Issuers Certified Shareholder*
 Report for the fiscal year ended November 30, 2022, as filed with the SEC on February 1, 2023, the Issuer had 366,752 shares of MRPS*
 outstanding with an aggregate liquidation value of $19,500,010, * comprised of (1) 85 Series D MRPS with an aggregate liquidation value*
 of $8,500,000 and (2) 366,667 Series E MRPS with an
aggregate liquidation value of $11,000,010.
The holders of Series D MRPS and Series E MRPS are entitled to one*
 vote for every $30.00 of liquidation preference held, with no cumulative voting rights. Holders of MRPS vote together with*
 the holders of the Issuer?s common stock as a single class, except*
 on
matters affecting only the holders of MRPS or the holders*
 of the Issuers common stock.
(b) MassMutual has shared power with Barings to vote and dispose*
 of 43 shares of Series D MRPS for which it is deemed to be the beneficial owner. Barings has shared power with MassMutual to vote*
 and dispose of 43 shares of Series D MRPS for which it is
deemed to be the beneficial owner.
(c) On March 26, 2015 the Reporting Persons purchased 240 Series C* MRPS from the Issuer in the ordinary course of business.
On February 16, 2016 and February 24, 2016, the Issuer redeemed*
 340 shares of Series C MRPS at 102% of liquidation value plus any accumulated unpaid dividends, including 191 shares of Series C MRPS*
 beneficially owned by the Reporting Persons (collectively, the
Series C MRPS Partial Redemption).  Immediately following*
 the completion of the Series C MRPS Partial Redemption, the
Reporting Persons may each have been deemed to beneficially*
 own 49 shares of Series C MRPS in aggregate.
On December 31, 2020, MassMutual transferred 6 shares*
 of Series C MRPS to Great-West Life & Annuity Insurance *
Company in
exchange for $106,888.80 per share in cash, immediately*
 following which the Reporting Persons may each have been deemed to beneficially own 43 shares of Series C MRPS in aggregate.
On November 17, 2022, the Issuer effectuated an exchange *
of all outstanding Series C MRPS for Series D MRPS (the Series
C/Series D MRPS Exchange). Immediately following the completion*
 of the Series C/Series D MRPS Exchange, the Reporting
Persons may each have been deemed to beneficially own 43 shares*
 of Series D MRPS in aggregate.
Other than as disclosed in this Item 5, neither the Reporting Persons*
 nor the individuals listed in Item 2 of this Schedule 13D have effected any transactions in the MRPS since March 26, 2015.
(d) To the best knowledge of the Reporting Persons, no one other*
 than the Reporting Persons, or the officers, directors, partners, members, affiliates or shareholders of the Reporting Persons, has*
 the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the MRPS reported herein as*
 beneficially owned by the Reporting Persons.
(e) Not Applicable.
Item 6.	Contracts, Arrangements, Understandings or Relations with*
 Respect to Securities of the Issuer

Item 6 of the Schedule 13D is replaced in its entirety with the* following:
The information provided or incorporated by reference in Items*
 3 and 4 is hereby incorporated by reference herein.
Barings, in its capacity as investment adviser, holds* in certain advisory accounts owned (directly or indirectly)* or controlled by
MassMutual, certain senior secured notes of the Issuer.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1  Joint Filing Agreement dated July 25, 2023 among the*
 Reporting Persons






Signature
After reasonable inquiry and to the best of my knowledge and belief,*
 I certify that the information set forth in this statement is true, complete and correct.
MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY
By:	/s/	Philip Wellman
	Name:	Philip Wellman
	Title: 	Head of Mutual Funds & RIA Compliance
BARINGS LLC
By:	/s/	Melissa LaGrant
	Name:	Melissa LaGrant
	Title: 	Managing Director

Dated:  July 25, 2023


EXHIBIT 1
JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities*
 Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement*
 on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement*
 on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint*
 acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing*
 of such amendments, and for the completeness and accuracy of the information concerning it contained therein, * but shall not be responsible for the completeness and accuracy of the information concerning the other, except*
 to the extent that he or it knows or has reason to believe that such information is inaccurate. This agreement may*
 be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.



MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

Date: July 25, 2023
/s/ Philip Wellman

Signature



Philip Wellman

Head of Mutual Funds & RIA Compliance

Name/Title










BARINGS LLC

Date: July 25, 2023
/s/ Melissa LaGrant

Signature



Melissa LaGrant

Managing Director

Name/Title